January 5, 2005

DEREK REPORTS COMPLETION OF 3-D SEISMIC SURVEY  AT LAK RANCH

Derek Oil and Gas Corporation (“Derek”) reports the successful completion of the data acquisition phase of a 3D seismic survey at the LAK Ranch project in NE Wyoming. The project operator, Ivanhoe Energy (USA) Inc., reports that data generation was achieved with a cost saving of US$140,000 from the original US$1.1 million budget. The survey has yielded excellent quality data.  Processing and interpretation of the 3D data is underway and is on course for defining high-resolution targets that should permit continued development of the LAK Ranch.

Completion of this 3D survey is one of the main goals of the pilot phase currently being conducted by Ivanhoe at LAK Ranch.  The other key components of the pilot phase are cyclic steam and continuous steam testing of the reservoir using Derek’s pre-existing well pair and surface facilities.  To-date, two cycles of steaming have been completed and the completion of the 3D survey may now allow for a third steaming cycle followed by the initiation of continuous steaming operations.  This pilot phase will provide valuable information on the ultimate field production rate and recovery factors for the field.

Following a successful pilot phase, the development program will include drilling additional horizontal wells, new steam injection wells (vertical and/or horizontal) and expansion of surface facilities. Ivanhoe has reported that it estimates that at the low end of the projected recovery range, the initial development program could grow to more than 20 producing wells and oil production volumes in excess of 4,500 barrels per day. Optimum daily production rates could exceed 10,000 barrels per day.

After Ivanhoe has made $5.0 million (U.S.) in capital expenditures on the LAK Ranch Project the working interests of the three parties in the LAK Ranch Project will be Derek (35%)/Ivanhoe (60%)/S.E.C. Oil and Gas Limited Partnership(5%).

The LAK Ranch field was originally discovered in the 1920's and the project area today covers approximately 7,500 acres in Wyoming's prolific Powder River basin. Current estimates are that between 30 percent and 70 percent of the field's estimated 100 million plus barrels of “*oil in place” may be recoverable.

DEREK OIL & GAS CORPORATION

“Barry C.J. Ehrl”______

Barry C.J. Ehrl, President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. In this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.

(*) “Oil in place”: The total quantity of hydrocarbons estimated to be contained in an accumulation at a given time.

(Source: PETROLEUM SOCIETY of CIM, "Determination of Oil and Gas Reserves", Petroleum Society Monograph No. 1, Second Edition, 2004).